NEW WORLD BRANDS, INC.
340 West 5th Avenue
Eugene. OR 97401
(541) 868-2900

March 7, 2007

VIA EDGAR AND FACSIMILE

Mr. Scott Anderegg
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Fax No. (202) 772-9361

Re:  New World Brands, Inc.
    Preliminary Information Statement on Schedule 14C (the “Schedule 14C”)
    Filed February 2, 2007
    File No. 33-91432

Dear Mr. Anderegg:

Reference is made to the letter dated February 28, 2007 (the “Comment Letter”) addressed to M. David Kamrat, Chairman and CEO of New World Brands, Inc. (the “Company”), setting forth comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced Schedule 14C.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are restated below in their entirety, with the response to each comment set forth immediately thereafter. We are also transmitting this letter to you (together with a marked version of amendment no. 1 to the Schedule 14C) by facsimile.

1.
Your first proposal relates to increasing your authorized shares of common stock by 550,000,000 shares of common stock. We also note that in connection with the consummation of your reverse acquisition of Qualmax, you authorized and issued an aggregate of 100 shares of Series A Preferred Stock. We further note that these 100 preferred shares are convertible into 298,673,634 shares of common stock. However, you do not have sufficient common stock shares authorized to issue these shares and you must increase your authorized shares. Therefore, it appears that you should provide the information required by Item 14 of Schedule 14A. See Item 1 of Schedule 14C and Item 14 of Schedule 14A.

Mr. Scott Anderegg
Securities and Exchange Commmission

In connection with the acquisition of all the assets and liabilities of Qualmax, Inc. (“Qualmax”) by the Company, which transaction was consummated on September 15, 2006, the Company authorized and issued 100 shares of its Series A Preferred Stock to Qualmax. The rights, preferences and privileges of the shares of Series A Preferred Stock issued to Qualmax are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware (the “Certificate of Designation”). Among other things, the shares of Series A Preferred Stock are convertible into an aggregate of 298,673,634 shares of common stock of the Company and provide Qualmax with the right to vote the shares of Series A Preferred Stock on an as-converted basis. The Company’s certificate of incorporation includes a “blank-check” preferred stock provision; accordingly, no stockholder approval was required to authorize or issue the shares of Series A Preferred Stock. The Company issued the shares of Series A Preferred Stock to Qualmax in lieu of issuing shares of its common stock due to the fact that the Company did not have enough authorized shares of common stock at the time of the acquisition of Qualmax. However, the consummation of the acquisition of Qualmax was not conditioned on the Company increasing the authorized number of shares of common stock. The Certificate of Designation provides only that upon the Company amending its certificate of incorporation to increase the authorized number of shares of common stock, the Series A Preferred Stock will automatically convert into 298,673,634 shares of common stock. Accordingly, by written consent of the Company’s stockholders, the Company obtained approval from the requisite vote of its stockholders to amend the certificate of incorporation to increase the authorized number of shares of common stock by 550,000,000 shares. The Company has disclosed this amendment in the first proposal of the Schedule 14C.

In a phone conversation that took place on Thursday, March 1, 2007 between myself, Kramer Levin Naftalis & Frankel LLP, the Company’s outside legal counsel and Ellie Quarles, Special Counsel, we recited the foregoing facts to Ms. Quarles and inquired as to whether its was still the Staff’s view that the Company provide the information required by Item 14 of Schedule 14A. Based on our discussion with Ms. Quarles, it is our understanding that the Staff takes the position that if the consummation of the transaction with Qualmax was not conditioned upon receipt of approval by the Company’s stockholder to amend the Company’s certificate of incorporation to increase the authorized number of shares of common stock, the Company would be not required to provide the information required by Item 14 of Schedule 14A. We respectfully request that the Staff confirm that the foregoing approach is correct and that the Company need not provide the information required by Item 14 of Schedule 14A.

2.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by B.O.S. Better Online Solutions Ltd. and Maple Leaf Distillers, Inc.

B.O.S. Better Online Solutions, Ltd. is a public company, whose shares trade on the NASDAQ Stock Market under the symbol “BOSC”.

Mr. Scott Anderegg
Securities and Exchange Commmission

Maple Leaf Distillers, Inc. is a private corporation incorporated in Canada, which is controlled by Protos International, Inc., which in turn, is controlled by two natural person(s), Costas Ataliotis and David Wolinsky. Based solely on information publicly available to the Company, on January 4, 2006 a bankruptcy petition was filed against Maple Leaf Distillers, Inc. and Protos International, Inc. in Winnipeg; on January 18, 2006, the accounting firm Ernst & Young was appointed receiver for both entities by Court of Queen's Bench Justice Morris Kaufman (BK06-01-79826 Maple Leaf Distillers, Inc.); and on May 4, 2006, Manitoba Court of Queen's Bench Justice Marc Monnin approved the sale of the majority of Maple Leaf’s assets to Angostura Ltd; however, the Company does not know whether such sale included the shares owned by Maple Leaf Distillers, Inc. Accordingly, assuming the shares were not included in the sale, the Company believes that Ernst & Young, as the receiver, has voting and investment control over the shares owned by Maple Leaf Distillers, Inc.

The foregoing information is set forth in the Company’s amendment no. 1 to the Schedule 14C, which is being filed with the SEC simultaneously with the transmission of this letter. A marked copy of the Schedule 14C reflecting this change is enclosed with the faxed copy of this letter in order to help expedite your review.

3.	Please revise your compensation disclosure to include compensation information those officers who served prior to September 15, 2006.

The information requested by the Staff’s comment is set forth in the Company’s amendment no. 1 to the Schedule 14C, which is being filed with the SEC simultaneously with the transmission of this letter. A marked copy of the Schedule 14C reflecting this change is enclosed with the faxed copy of this letter in order to help expedite your review.

4.
In the Form 8-K filed on June 23, 2006, you state that the proposed sale of International Importer’s Inc. “requires majority shareholder approval pursuant to Florida law” and that you intend to “obtain the written consent of a majority of [your] stockholders.” Please tell us why you did not file a Schedule 14C regarding this sale.

The Company’s Current Report on Form 8-K, as filed with the SEC on June 23, 2006 (the “June 8-K”), described a stock purchase agreement pursuant to which the Company agreed to sell all of the issued and outstanding shares of capital stock of International Importers, Inc., a subsidiary of the Company (“Importers”). At the time of the filing of the June 8-K, the Company believed that Importers represented substantially all of the Company’s assets and therefore, as a matter of applicable state law, the sale of Importers would require the approval of the Company’s stockholders.

However, in connection with the transactions relating to the acquisition of the assets and liabilities of Qualmax, the stock purchase agreement was amended following the filing of the June 8-K but prior to consummation of the sale of Importers. The terms of this amendment are disclosed in the Company’s Current Report on Form 8-K, as filed with the SEC on August 29, 2006 (the “August 8-K”). As a result of the amendment, the sale of Importers would take place following the consummation of several other transactions, most notably, a private placement of shares of common stock of the Company in exchange for a cash investment of $1.5 million and the satisfaction of the conditions precedent required to consummate the acquisition of Qualmax.

Mr. Scott Anderegg
Securities and Exchange Commmission

As a result of the amendment to the sale of Importers and the change in structure, the sale of Importers no longer represented substantially all the Company’s assets and accordingly, it was determined that approval by the Company’s stockholders was no longer required to consummate the sale of Importers.

The foregoing information was communicated to Ellie Quarles, Special Counsel, on the phone conversation described in our response to Comment #1 above. Based on our discussion with Ms. Quarles, it is our understanding that the Staff takes the position that the Company would not be required to set forth the sale of Importers in the Schedule 14C. We respectfully request that the Staff confirm that the foregoing approach is correct and that the Company need not set forth the sale of Importers in the Schedule 14C.

As requested by the SEC, we acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that Staff review the amendment to the Schedule 14C enclosed herewith and the Company’s responses to the Staff’s comments as expeditiously as possible so that the Company’s can file a definitive information statement on Schedule 14C.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed pre-addressed, postage pre-paid envelope. If you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (541) 868-2946.

            Very truly yours,

                                       /s/ Ian T. Richardson
                            Ian T. Richardson
                            General Counsel, Vice President

cc:   M. David Kamrat
    Shehryar Wahid
    Scott. S. Rosenblum, Kramer Levin Naftalis & Frankel LLP
    Joshua E. Davis, Kramer Levin Naftalis & Frankel LLP

Enclosure